CIM Opportunity Zone Fund, L.P.
4700 Wilshire Boulevard
Los Angeles, CA 90010
November 6, 2023
Division of Corporate Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    CIM Opportunity Zone Fund, L.P
Amendment No. 3 to Registration Statement on Form 10
Filed September 1, 2023
File No. 000-56544
Ladies and Gentlemen:
On behalf of CIM Opportunity Zone Fund, L.P. (the “Partnership” or the “Fund”), we hereby respond to the comment letter, dated September 29, 2023 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above referenced Amendment No. 3 to Registration Statement on Form 10-12G filed on September 1, 2023 (the “Registration Statement”). Please note that we are simultaneously filing Amendment No. 4 to the Registration Statement on Form 10-12G (“Amendment No. 4”).
For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Fund’s response to the comment immediately thereafter.
Registration Statement on Form 10 filed September 1, 2023
Risk Factors
If we fail to operate our business in a manner, page 44
1.We note that the exemption under section 3(c)(5)(C) is available only to the extent that the Fund first meets the definition of investment company under section 3(a)(1) of the 1940 Act.
•Please supplementally provide a detailed legal analysis detailing under which paragraph of section 3(a)(1) of the 1940 Act the fund meets the definition of investment company.
•Please revise the disclosure on page 44 to clarify that the Fund meets the definition of investment company under Section 3(a)(1) and is therefore relying on an exemption.
Please be sure to identify under which paragraph of section 3(a)(1) the Fund meets the definition of investment company.

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The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 13, 15-16 and 44 of Amendment No. 4.
As disclosed in the Registration Statement, the Fund does not believe that it is an “investment company,” as such term is defined under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). However, if, and to the extent that, in the future the Fund’s asset composition or other characteristics were to evolve such that the Fund might potentially be deemed an “investment company” within the meaning of Section 3(a)(1), the Fund would rely instead on the exception from the definition of “investment company” provided by Section 3(c)(5)(C) of the 1940 Act. The revisions to Amendment No. 4 clarify that the Fund can rely on either approach, but in all circumstances will avoid status as an “investment company” under the 1940 Act. The Fund monitors and conducts, and intends to continue to monitor and conduct, its operations and activities in order to ensure that this will continue to be the case.
Even though the Fund believes it is not an “investment company” under Section 3(a)(1), the Fund has also concluded that its current asset mix would also qualify it as a non-“investment company” under Section 3(c)(5)(C). The remainder of the Fund’s response to this Comment #1 discusses the Fund’s analysis of its status under Section 3(a)(1) of the 1940 Act, while the Fund’s analysis of Section 3(c)(5)(C) is provided in the response to Comment #2 below. Please note that the discussion in the Fund’s response to this Comment #1 and to Comment #2 below relates solely to the analysis of “investment company” status under the 1940 Act, which is separate and distinct from the analysis of whether the Fund is an investment company for purposes of ASC 946, as discussed elsewhere in this letter and in the Fund’s prior responses to Staff comments.
Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”). Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the “40% Test”). For these purposes, Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.
As disclosed in Amendment No. 4, the Fund is primarily engaged in investing in infrastructure and real estate, through entities that acquire, own, develop or re-develop and operate infrastructure and real estate assets, primarily in the United States, with the objective of generating returns from the capital appreciation and investment income of these assets. The Fund’s investments in these entities typically are structured as joint ventures. The Fund’s participation in such joint ventures can be (i) managing member or manager interests in limited liability companies that primarily own real estate or infrastructure assets, (ii) general partner interests in limited partnerships that primarily own real estate or infrastructure assets, (iii)

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interests in 100% owned limited liability companies that primarily own real estate or infrastructure assets, or (iv) 99% member interests in limited liability companies for which CIM Opportunity Zone Fund GP, LLC, the general partner of the Fund (the “GP”), is the managing member (with a 1% interest).The Fund may invest in such investee entities alongside other entities that may or may not be affiliates of CIM Group, LLC (“CIM”). Each such investee entity is generally formed to hold a particular infrastructure or real estate asset.
With respect to the Primarily Engaged Test, the Fund believes that it is not engaged primarily, or holding itself out as being engaged primarily, in the business of investing, reinvesting or trading in securities, as described in Section 3(a)(1)(A) of the 1940 Act. Rather, the Fund is in the business of investing in infrastructure and real estate projects. The analysis of whether an issuer is an primarily engaged in a business is a five-factor analysis first promulgated by the Commission in its decision in Tonopah Mining Co. (the “Tonopah Factors”), with an emphasis on how a reasonable investor would view the issuer when considering the totality of such factors. The Fund believes that an analysis of each of the Tonopah Factors demonstrates that the Fund will not fall within the definition of an investment company under Section 3(a)(1)(A).

With respect to the 40% Test, the Fund’s holdings generally do not constitute “investment securities” for the purposes of the 1940 Act for several reasons. The Fund believes that its general partner, managing member and manager interests described in (i), (ii) and (iii) above are not “securities,” because they are interests in joint ventures that do not meet the definition of “security” under federal securities laws.1 The Fund also does not consider the investments described in (iv) above to be “securities,” but even if they were, they would be securities of either (or both) wholly owned 2 or majority-owned subsidiaries3 that primarily own real estate or infrastructure assets and do not rely on exclusions under either Section 3(c)(1) or 3(c)(7) of the 1940 Act, and therefore would not be “investment securities.” These assets collectively constitute well in excess of 60% of the Fund’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Therefore, the Fund does not believe that it is an “investment company” under the 40% Test.
1 In SEC v. W. J. Howey Co. 328 U.S. 293 (1946), the Supreme Court considered under what circumstances a contract constitutes an “investment contract” and therefore a “security.” Under the Howey test, an “investment contract” is: (1) a contract, transaction, or scheme whereby a person invests his or her money, (2) in a common enterprise, and (3) on an expectation of profits to be derived solely from the efforts of individuals other than the investor. Whether an interest in a joint venture meets the third prong of Howey is a question that the Fifth Circuit addressed in Williamson v. Tucker, 645 F.2d 404, 417 (5th Cir. 1981). Under the Williamson test interests in joint ventures are generally not securities unless certain circumstances are present. The Fund submits that it has performed the analysis under Williamson and does not believe those circumstances are present for most of its joint ventures.
2 For purposes of this response, the term “wholly-owned subsidiary” has the meaning set forth in Section 2(a)(42) of the 1940 Act: “Wholly-owned subsidiary” of a person means a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.”
3 For purposes of this response, the term “majority-owned subsidiary” has the meaning set forth in Section 2(a)(24) of the 1940 Act: “Majority-owned subsidiary” of a person means a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

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2.Please supplementally provide a detailed legal analysis to support your reliance on the exemption under section 3(c)(5)(C), including a discussion of how you categorize assets for such purposes. Please also revise your disclosure to discuss how your investment strategy supports reliance on that exemption.
The Fund acknowledges the Staff’s comment. As noted above, while the Fund does not believe that it is an “investment company” under Section 3(a)(1) of the 1940 Act, the Fund would also be eligible to rely on the exception to the definition of “investment company” provided by Section 3(c)(5)(C) of the 1940 Act.
Section 3(c)(5)(C) establishes two conditions that must be satisfied by a company wishing to rely on the exception:
a.First, the company must not “issue redeemable securities, face amount certificates of the installment type or periodic payment plan certificates.”4 No such instruments have been or will be issued by the Fund.
b.Second, the company must be “primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”
The Staff has provided guidance through the no-action letter process on the meaning of being “primarily engaged” in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C). In various no-action letters, the Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (i) at least 55% of the value of the issuer’s total assets consists of qualifying real estate interests (“Qualifying Assets”),5 (ii) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Assets, and (iii) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Assets and Real Estate-Related Assets (“Miscellaneous Assets”).6
Consistent with Staff guidance, the Fund treats its interests in joint ventures in which the Fund is a general partner, or, analogously, through a limited liability company in which the Fund is a managing member or manager (including a joint venture with a limited number of other general partners, managing members or managers) and exercises the right to be active in the management and operation of the partnership and in all major decisions affecting the partnership, as Qualifying Assets, because the ownership experience is sufficiently similar to directly holding
4 For purposes of Section 3(c)(5)(C), Section 2(a)(32) of the 1940 Act defines “redeemable securities” as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his or her proportionate share of the issuer’s current net assets, or the cash equivalent thereof.
5 The Staff has also taken the position that a “qualifying asset” is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate. See Capital Trust, Inc., SEC Staff No Action Letter (May 24, 2007).
6 See, e.g., Citytrust, SEC Staff No-Action Letter (December 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (August 8, 1991); and Salomon Brothers, Inc., SEC Staff No-Action Letter (June 17, 1985).

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the underlying investment.7 The Fund conservatively treats interests in subsidiaries that may be deemed security interests in other issuers engaged in real estate businesses as Real Estate-Related Assets. Under this approach, over 55% of the value of the Fund’s total assets consist of Qualifying Assets, and over 90% of the Fund’s total assets consist of Qualifying Assets and Real Estate-Related Assets.8 Please also refer to the response to Comment #5 for an analysis of these activities under ASC 946.
Certain Relationships and Related Transactions, page 61
3.We note your response to comment 1; however, you have not disclosed the factors used in the formulas to determine the incentive allocation and management fee for the year ended December 31, 2022. Please revise or advise.
The Fund acknowledges the Staff’s comment and has revised the Registration Statement to present the management fee formula factors on an aggregate basis. Please see page 64 of Amendment No. 4.
The Fund also advises the Staff that the incentive allocation is calculated on an individual investor basis, and it is impractical to disclose the applicable factors for each investor, of which there were 2,461 limited partners (holders of units) as of June 30, 2023. As such, the Fund is providing the applicable factors on an aggregated basis for the requested period within this response letter.
For the year ended December 31, 2022, the aggregate performance amount for investors who reached the hurdle was $52,325,700, which exceeded the related aggregate hurdle amount for such investors of $28,857,321 with no loss recovery amount. Applying the methodology described in the example outlined beginning on page 63 of Amendment No. 4 on an investor-by-investor basis including application of the catch-up provision, the total realized aggregate Incentive Allocation to the General Partner was $10,465,140, which represents 20% of the aggregate performance amount.
2. Summary of Accounting Policies
Basis of Presentation, page F-8
4.We continue to evaluate your responses to comments 9 and 10 from our letter dated July 11, 2023. To facilitate our evaluation, please provide us with a detailed comprehensive organization chart that outlines the various interrelationships among the Fund, its investments, and CIM Group, LLC and its various affiliates.
•As a part of your response, please provide a list of each affiliate of CIM Group, LLC that has ownership in the Fund, and the purpose of their respective ownership, and any activity they engage in on behalf of the fund or its investments.
7 See, e.g., United States Property Investments N.V., SEC Staff No-Action Letter (May 1, 1989); MSA Realty Corporation, SEC Staff No-Action Letter (March 19, 1984); NAB Asset Corp., SEC Staff No-Action Letter (June 20, 1991).
8 Alternatively, the Fund could rely on Section 3(c)(6), which excludes from the definition of “investment company” any company “primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4), and (5)” of Section 3(c).

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•In addition, for each investment where the Fund’s ownership interest is less than 100%, please clarify who holds the remaining stake in the investment (e.g. other affiliates of CIM Group LLC, investors in the Fund, or outside third parties).
The Fund acknowledges the Staff’s comment. The Fund is supplementally providing to the Staff (i) comprehensive organization charts that identify the type of interest held by the Fund, the relationships between the Fund and CIM and its affiliates and the various roles CIM and its respective affiliates have with respect to the Fund, investees and managers of the Fund; (ii) a listing of CIM affiliates with ownership in the Fund; and (iii) a listing of the remaining ownership interest in each of the Fund’s investments.
As indicated in the organizational charts, ownership interests in the Fund are held by (i) the GP; (ii) CIM Opportunity Zone Fund SLP, LLC, a special limited partner (the “SLP”); (iii) affiliated limited partners, all of which are in turn owned by CIM or by affiliates of CIM; and (iv) third-party limited partner investors. The purpose of the SLP’s ownership is for the GP to designate the SLP to receive the Fund’s Incentive Allocation (as further defined and discussed in the Registration Statement). The purpose of the affiliated limited partners’ ownership is to allow certain affiliates of CIM to invest in the Fund. Under the Limited Partnership Agreement of the Fund (the “LPA”), CIM and/or its affiliates are required to maintain a minimum investment in the Fund. CIM also owns the Management Entities (as defined below) and Service Provider Entities (as defined below and as detailed in the organizational charts) which are described in further detail below. In cases where the Fund’s ownership in an investee is less than 100%, the remaining stake is held by either another vehicle owned or managed by CIM or its affiliates or a third-party investor.
The LPA empowers the GP to operate, manage and direct the affairs of the Fund and to make all decisions affecting the Fund’s affairs as deemed proper, convenient or advisable by the GP to carry on the business of the Fund. Pursuant to the authority provided to the GP under the LPA, the GP has designated to another natural person or entity (each, a “Manager”) the responsibility to carry out its duties. Under the LPA, the GP is permitted to assign, and has assigned, to each Manager the authority and responsibility to deal in real property, debt and controlled companies, as outlined in the Management Agreement. In the case of real property, such responsibilities also include related cash management investments. The GP is vested with the full, exclusive and complete right, power and discretion to operate, manage and control the affairs of the Fund, which the GP fully assigns to the Managers. Pursuant to the Management Agreement, as between the Fund, the GP and the Managers, the GP has assigned all duties granted to it under the LPA to the Managers, individually (CIM Group, L.P., CIM RE Debt Management, LLC and CIM Controlled Company Management, LLC (together, the “Management Entities”), who are not affiliates of the Fund under US GAAP).
The Fund believes that this information supports the conclusion that the Fund meets the definition of an “investment company” under ASC 946 because its sole purpose is to generate a return to investors through capital appreciation and investment income. Capital appreciation to investors is maximized by seeking investments in assets that have a higher level of relative risk, which in turn generally yields higher rates of return. Inherently, similar to a venture capital investment company, the Fund is more actively involved with its investees, either through its GP

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or affiliates thereof. It is not uncommon for a venture capital investment company to provide technical and management assistance to its investees (ASC 946-20-05-1E). The Fund similarly seeks to significantly improve the value of its investments and maximize the return to its investors, leveraging the capabilities of the Managers and other affiliates within CIM, in their various roles and capacities for the Fund, as discussed in more detail below in our response to Comment #5, through ultimate management and eventual disposition of the investments.
It is also important to note, pursuant to ASC 946-10-15-7(e), that the Fund manages all of its investments on a fair value basis. Despite the origin or delegation of various decision making responsibilities, the economic benefits that accrue to the Fund and its investors relate solely to capital appreciation and income on its investments, as measured by fair value. Fair value is a key component of how the Fund evaluates the performance of its investments, as well as a key input into how management fees and incentive allocations are calculated. In addition, investors are issued Units based on the Fund’s net asset value, and subsequent redemptions are made at the net asset value calculated on a fair value basis. By evaluating investments at their fair value rather than historical cost, this approach provides investors with more accurate, up-to-date information about the value of the Fund’s investments and measurement of the potential return on their investment. Fair value reporting also provides investors with the information needed to monitor and quantify the amount of any opportunity zone or other tax benefits available related to their investment in the Fund. Further, the Fund is obligated in accordance with the LPA to provide financial statements on a fair value basis to investors. The reporting of historical cost basis financial information, should such reporting become necessary, would place an undue burden on investors and adversely impact returns due to increased administrative costs which would be incurred by the Fund in order maintain, prepare, and obtain an audit of two sets of books and records for operational and reporting purposes.
5.Please clarify whether CIM Group, LLC or its affiliates or related parties, provide any guarantees on construction or development costs for investments that CIM Group affiliates have a contractual development relationship with. To the extent that you do, please tell us the nature of such guarantees and which party carries the burden of those guarantees. As a part of your response, please clarify whether CIM Group provides any protection to other investors in the Fund related to development or construction cost overruns. In addition, please clarify, compare, and contrast the decision-making rights that CIM Group LLC holds in its various roles as General Partner, Managing Member, and service provider to the various investment entities.
The Fund acknowledges the Staff’s comment.
Guarantees. None of CIM or its affiliates or related parties provide any guarantees to the Fund regarding construction or development costs for any of the Fund’s investments. Pursuant to Section 3.01(d) of the LPA, the Fund and/or its investees have issued certain guarantees to third parties, including vendors, offtakers and clients in pursuing the business and affairs of the partnership. Neither CIM nor the Fund provide any protection to any investors in the Fund related to development or construction cost overruns. As noted in the Fund’s response above, management of the Fund’s assets are overseen by the Managers, who would evaluate

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development or construction cost overruns and determine whether an additional investment in the project should be made.
To successfully execute its investment strategy of capital appreciation, the Fund owns, or together with CIM affiliated funds, substantially all of the interests in the investments. The Fund seeks to significantly increase capital appreciation through the activities and responsibilities executed by the GP, the Managers and/or the Service Providers, including the development, re-development and optimization of operations of its investments. Further, we highlight the basis of conclusions in ASU 2013-08, BC26-27, which highlights that an investment company may be involved in the day-to-day management activities of its investees and may provide financial support to its investees if those services are provided to maximize the overall value of the investment, rather than to obtain other benefits. The FASB also noted that such services can be consistent with the business purpose and activities of an investment company as long as they do not represent a separate substantial business activity or separate substantial source of income for the investment company.
The Fund provides below specific responses to the Staff’s questions regarding the decision-making rights of the GP, the Managing Member of investment entities and of Service Providers. The Fund is also supplementally providing a discussion of representative examples of the substantive activities conducted by each of the Fund, the GP/Manager, and the Service Providers.
Decision-making rights – General Partner of the Fund. See the Fund’s response to Comment #4 above for a description of the GP’s role with respect to the Fund under the LPA and the duties assigned to the Managers by the GP.
Decision-making rights – Managing Member of investment entities. The decision-making rights of the Managing Member of the Fund’s investments involve execution of the day-to-day management, operation, and execution of the business plan of the investment entities. In situations where the Fund is a Managing Member, its responsibilities are executed by the GP. These rights and responsibilities are intended to protect and support the appreciation of the capital of the Fund and also include the selection, engagement and evaluation of appropriate service providers (including the Service Provider as discussed below) for the investment entities, inclusive of, but not limited to, development, property management and leasing services.
Decision-making rights – Service Provider. CIM Management, Inc. and CIM TX Management, Inc. (the “Service Providers” or the “Service Provider Entities”) are contracted at the project level by the investees of the Fund to provide services that are customarily provided in the operation of a real or infrastructure asset, including certain development and property management services. The Service Providers are responsible for executing day-to-day tasks and activities required, in the case of the property manager, for the operation of the particular property, and, in the case of the development manager, for the development of the particular property, as stipulated in the service agreements between the investment entity and the Service Providers.
Representative examples of substantive activities conducted by each of the Fund, the GP/Manager, and the Service Providers include, but are not limited to:

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The Fund:
•The Fund functions as a vehicle for pooling of capital raised, deploying capital to investments, and allocating returns to investors
•The Fund’s responsibilities are consistent with investment management services and activities commensurate with majority equity ownership pursuant to ASC 946
GP/Managers (As noted above, the GP has fully assigned its responsibilities to the Managers):
•Identifying, sourcing, underwriting, acquiring and disposing of infrastructure and real asset investments on behalf of the Fund
•Executing the business plan of the Fund’s investees
•Operating and managing the affairs of the Fund
•Overseeing the composition, operations, and investment priorities of the Fund
Service Providers (Real property-related services):
•Development Manager:
◦Overseeing architectural, engineering, permitting, procurement, equipment, material and construction
◦Obtaining and/or approving building, environmental and permitting
◦Contracting and managing vendors
◦Maintaining accounting records of the property
•Property Manager:
◦Managing the operation and maintenance of the property
◦Obtaining necessary licenses and permits for the operation of the property
◦Collecting rents, other charges, payments and income from the property
◦Paying expenses and liabilities on behalf of the property
•Leasing Brokerage:
◦Creating leasing and marketing strategies for the property
◦Sourcing potential tenants for the property
6.From your disclosures, we note that you highlight opportunity zone tax benefits. Please clarify whether (and if so, why) the Fund believes that any tax benefits generated as part of the Fund’s investment strategy are considered either returns from investment income or capital appreciation. As part of your response, please tell us how significant these tax benefits are expected to be in comparison to investment income and capital appreciation, and the level of importance you believe investors place on receiving these tax benefits. In addition, please clarify the mechanics of how such tax benefits are used, and whether such tax benefits are transferrable (e.g. by the investors of the Fund).
The Fund acknowledges the Staff’s comment. As noted in the Registration Statement, the Fund intends to qualify as a “Qualified Opportunity Fund” (QOF) within the meaning of Section 1400Z-2 of the Internal Revenue Code. To that end, the Fund intends to function in a manner

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that complies with requirements and tests prescribed by the treasury regulations governing QOF qualification.
The three tax benefits of investing in a QOF are: (1) deferral of tax on capital gains of investors invested in the Fund; (2) reduction of the deferred capital gain recognized for investments held for at least 5 years (with additional benefit for investments held for at least 7 years); and (3) exemption from tax on capital gain generated by the QOF investment if the investment is held for at least 10 years. These benefits are recognized by investors on their individual income tax returns, are not transferrable, and do not represent investment income or capital appreciation of the Fund. However, since tax benefits of a QOF investment are to defer or eliminate taxes on capital gains, the magnitude and significance of the benefits is a function of capital appreciation in the Fund’s investment portfolio.
Since opportunity zone tax benefits are earned at the individual investor level, the nature and extent of these benefits are different for each investor and dependent on each investor’s tax situation, state of residence, and investment hold period. Considering the wide range of outcomes that are dependent on individuals’ independent tax and investment situations, the Fund does not have a generalized view of the significance of opportunity zone tax benefits for its investors.
7.Further to our above comment, it appears that in order to qualify for the benefits of the Qualified Opportunity Zone tax incentive, a property has to be “substantially improved.” Per IRS FAQs, this means that the additions to the basis of the property during any 30- month period beginning after the property is acquired exceed an amount equal to the adjusted basis at the start of the 30-month period. Given the tax incentive appears to require substantial development activity, and given the GP or its related parties make the development decisions for the Fund and its related property investments, please clarify how this development activity meets the fundamental characteristics of an investment company in ASC 946-10-15-6(a)(2), which states that the entity has committed to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment, or both.
The Fund acknowledges the Staff’s comment. The Fund’s activities and business purpose are in alignment with ASC 946-10-15-6(a)(2) as the Fund’s objective is to provide capital appreciation and investment income to investors. A qualified opportunity zone fund is an investment vehicle organized for the purpose of investing in qualified opportunity zone property. Qualified opportunity zone property includes: qualified opportunity zone stock, qualified opportunity zone partnership interests, and qualified opportunity zone business property. As noted above in the Fund’s response to Comment #6, the tax benefits to investing in a qualified opportunity fund include deferral and reduction of capital gains invested in the Fund, but the most significant tax benefit is the elimination of tax on capital gains generated by an investment in the Fund. In order to achieve the tax exemption, an investor must hold its investment in the Fund for 10 years and the Fund cannot sell investments during that period. Accordingly, the strategy of the Fund is primarily to generate long-term capital appreciation in its investments.
In order to be treated as a qualified opportunity fund, at least 90 percent of the Fund’s assets must be “qualified opportunity zone property” as defined above. There is no explicit

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requirement of the Fund to perform any development activity for its investments to qualify as a “qualified opportunity zone property.” In order for the Fund’s ownership interests in the underlying investees to be treated as “qualified opportunity zone property”, the investee must be a “qualified opportunity zone business” (“QOZB”). A QOZB must satisfy requirements designed to ensure that the capital invested by the Fund is used by the QOZB to establish or grow a business conducted and located within a qualified opportunity zone. One of these requirements is that 70% of the assets of the QOZB must be “qualified opportunity zone business property”. In order to be a “qualified opportunity zone business property”, a property must satisfy either the “original use” requirement or the “substantial improvement” requirement. The “original use” requirement is satisfied if the original use of the property commences with the QOZB. As the Staff notes above, a property is “substantially improved” if a QOZB doubles its basis in such property within a 30-month period. Regardless of which of the two tests is applicable at the QOZB level, the Fund’s intent is always to hold its investment in the QOZB for the long-term, benefit from the long-term improvement in the underlying community, and derive returns primarily from growth in the valuation of its portfolio investments, which is consistent with the fundamental characteristics of an investment company under ASC 946-10-15-6(a)(2). Even in the case of business plans consisting of material construction or development, the Fund’s intention is not to derive profits by selling immediately after development is complete. Construction and development activities, if any, are performed at the investment entity level and are typically limited to the first 3 years of the underwritten hold period with the Fund intending to hold the investment for another 7-8 years thereafter to derive returns from investment income and capital appreciation.
The Fund does not expect to obtain or have the objective of obtaining returns or benefits from an investment that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. For example, the Fund itself does not obtain the benefits of a developer, such as earning development fees, and in certain instances has invested, and may continue to invest, in assets which engage a third-party developer.
8.We note the Fund expects to benefit from CIM Group LLC’s competitive advantage as a vertically integrated team, which includes development and on-site property management services, among other expertise. Please clarify how the Company considered the manner in which the entity presents itself in offering memoranda and other publications (including filings and marketing materials) in relation to its assertion that the Fund’s business purpose and substantive activities are for investment income and capital appreciation. As a part of your response, please provide us a copy of the marketing material you give to prospective investors and clarify what type of investor the Fund typically markets to, and what is the predominant category of investor in the Fund, (e.g., institutional, retail, high net worth, pension). Please also comment on the extent to which the tax incentives arising from opportunity zone investing (which requires substantial improvements as discussed above) is communicated or advertised to potential investors as part of enticing investment.
The Fund acknowledges the Staff’s comment. The offering materials relating to the Fund include the Fund’s Private Placement Memorandum (the “PPM”), which the Fund is supplementally providing to the Staff. The materials are provided to the Fund’s target investor

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base, predominately high-net worth individuals who are “accredited investors” within the meaning of Regulation D. The materials distinguish between the Fund and CIM itself in the same manner as described in the Registration Statement. The “Fund” is defined specifically as CIM Opportunity Zone Fund, L.P., a Delaware limited partnership and its subsidiaries, alternative vehicles, feeder funds and/or parallel partnerships. “CIM” is defined as CIM Group, LLC and its controlled affiliates. These are non-overlapping definitions, and the corresponding terms are used intentionally throughout the Registration Statement and other materials in the same manner, each of which discuss the investments made by the Fund and the services provided by CIM to the Fund and the Portfolio Assets it acquires.
For example, the section “Business—Competitive Advantages” in the Registration Statement describes the history of CIM and discusses the key principals of CIM, which is in the same manner as the Fund’s other marketing materials (see, e.g., Section I of the PPM “Executive Summary” and “Competitive Advantages”). Additionally, in the same manner as such information is presented in the Registration Statement under “Certain Relationship and Related Party Transactions—Management Fees,” the Fund’s marketing materials present the same discussion of the management fees that the Fund pays to its Manager (an affiliate of CIM) for the services it provides to the Fund (see, e.g., Section VI of the PPM “Detailed Summary of Terms” and “—Management Fees.”
These similar occurrences continue throughout the Registration Statement, the PPM and the Fund’s other marketing materials. The Fund’s marketing materials also highlight the objective of developing a diverse portfolio of real estate and infrastructure assets that aim to maximize capital appreciation and investment income for investors through the use of CIM’s vertically-integrated team, which provides development property management, leasing and additional services through its in-house team, which is in addition to the asset management services that are provided to the Fund by the Managers of the Fund. Given the highly individualized nature of the tax advantages related to opportunity zone investing, the Fund’s marketing materials describe only the general features of such tax advantages in a manner similar to the Registration Statement.
9.Please further elaborate on the Fund’s disposition strategy for its investments. Specifically, please tell us if potential exit strategies have been identified and under what specific circumstances they would be executed and if they include exiting prior to (and separate from) liquidation of the Fund. Please also comment on the extent to which the opportunity zone tax incentives influence the exit strategies of investments.
The Fund acknowledges the Staff’s comment. In accordance with ASC 946-10-55-7, the Fund has not determined the specific method or timing for disposing of each of its investments; however, the Fund has identified potential exit strategies for each of its investments with the objective of maximizing capital appreciation and investment income while allowing investors to qualify for tax benefits afforded under the qualified opportunity zone fund program.
While the Fund is under no legal obligation to hold investments for any specified time period, the Fund generally intends to hold its investments for a period of time sufficient to allow its investors to qualify for all of the tax benefits afforded by the qualified opportunity zone program. Upon achieving the intended hold period, the Fund would employ a traditional hold/

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sell analysis on a go-forward basis to determine an optimum time to dispose of each investment. Since the Fund does not have a specified liquidation date, hold/sell decisions are generally intended to be made based on the specific merits of each investment and the market environment.
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If you have any questions regarding Amendment No. 4 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo
Raphael M. Russo, Esq
cc:       David Thompson
CIM Opportunity Zone Fund, L.P.
Yifat Koren-Dahan
CIM Opportunity Zone Fund, L.P.